UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

 Q4 2019 Earnings PresentationFebruary 27, 2020

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected amounts and payment timelines for investments; business synergies from investments; project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt refinancing; projected future CAFD yield; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F.For the purposes of the announced transactions, CAFD yield is the annual weighted average of CAFD expected to be generated by the investments over their first 5-year period from 2020, or from COD for those assets which are not yet in operation, divided by the expected acquisition price. CAFD Yield is an internal estimation subject to a high degree of uncertainty and our ability to reach this expected CAFD Yield depends on a variety of factors, including closing of the acquisitions on their expected terms, acquired assets performing as expected, acquired assets making cash distributions to the holding level as expected, and assets reaching COD by the expected date. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.The CAFD and other guidance included in this presentation are estimates as of February 27, 2020. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2019 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.In our discussion of operating results, we have included foreign exchange impacts in our revenue and Further Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Further Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Q4 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

Key Messages

Continued solid CAFD growth, meeting guidance once again

- $190 million CAFD in 2019; +11% year-over-year
- $50 million CAFD in Q4 2019; +28% year-over-year

2019 Further Adj. EBITDA incl. unconsolidated affiliates[1] growth of 3.2% on a comparable basis[2]

Q4 Dividend of $0.41 per share, +11% increase vs Q4 2018. Total 2019 declared DPS of $1.61, +16% vs 2018 DPS

2020 CAFD guidance established: >10% growth[3] vs 2019

New green bond private placement priced; expect to refinance[4] approx. $300 million of corporate debt in April 2020

Strong pipeline of potential equity investment opportunities

- Option signed to buy **Solana's** tax equity investor; **double-digit CAFD yield**[5] expected from H2'20

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 29).
(2) Comparable to 2018 on a constant currency basis and adjusted for the one-time non-cash gain of $39 million from our purchase of the long-term O&M payable accrued up to December 31, 2017.
(3) Calculated with the 2020 mid-point CAFD guidance and the 2019 CAFD. Please see slide 17 for further information on 2020 CAFD guidance.
(4) The refinancing of the 2017 NIFA is subject to and conditioned upon successful completion of the issuance of the new Green Senior Secured Notes by Atlantica on terms and conditions acceptable to it. We cannot guarantee that the 2020 Green Private Placement will close as expected or at all.
(5) For the purposes of this transaction, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investment over the first 5-year period divided by the expected acquisition price. Double-digit CAFD yield estimation is subject to the asset achieving certain operating and financial parameters.

3

 Sustainable Infrastructure    1. Financial Results

Q4 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HIGHLIGHTS

Solid Operating Results; Strong CAFD Growth

US $ in millions	Full Year 2019	Full Year 2018	Δ Reported	Δ Excluding FX impact & one-time non-cash gain[1] in 12m'18
Revenue	1,011.5	1,043.8	(3.1)%	0.0%
Further Adjusted **EBITDA** incl. unconsolidated affiliates[2]	821.6	858.7	(4.3)%	+3.2%
Margin[3]	81%	82%		
CAFD	190.3	171.5	+10.9%	

(1) In 2018 Further Adjusted EBITDA incl. unconsolidated affiliates was positively impacted by a one-time non-cash gain of $39 million from our purchase of the long-term O&M payable accrued up to December 31, 2017. See Item 18 ("Financial Statements") of Form 20-F.

(2) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 29).

(3) Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 31).

5

 WATER    FY 2019  FY 2018  ∆  24.6  23.5  +5%  22.6  22.0  +3%  92%  94%    RENEWABLES  FY 2019  FY 2018  ∆  761.1  793.5  (4)%  604.1  664.4  (9)%  79%  84%    EFFICIENT NATURAL GAS  FY 2019  FY 2018  ∆  122.3  130.8  (7)%  109.2  93.8  +16%  89%  72%    TRANSMISSION  FY 2019  FY 2018  ∆  103.5  96.0  +8%  85.7  78.5  +9%  83%  82%        HIGHLIGHTSPerformance by Sector and Region  By Sector  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    NORTH AMERICA    FY 2019  FY 2018  ∆  333.0  357.2  (7)%  307.2  308.8  (0)%  92%  86%    SOUTH AMERICA    FY 2019  FY 2018  ∆  536.3  563.4  (5)%  399.0  449.7  (11)%  74%  80%    By Region  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 29).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 31).  FY 2019  FY 2018  ∆  142.2  123.2  +15%  115.3  100.2  +15%  81%  81%

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Electric availability refers to operational MW over contracted MW. Major maintenance overhaul in ACT held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per contract. GWh produced in 2019 also includes 30% production from Monterrey since August 2019.Includes 30% share of the investment in Monterrey since August 2, 2019.Availability refers to actual availability divided by contracted availability.  KEY OPERATIONAL METRICSSteady Operational Performance  WATER    RENEWABLES  TRANSMISSION          EFFICIENT NATURAL GAS          FY 2019    FY 2018  Availability5  101.2%    102.0%  Mft3 in operation2  10.5    10.5    FY 2019    FY 2018  GWh produced1  3,236      MW in operation2  1,496    1,496    FY 2019    FY 2018  GWh produced3  2,090      Electric availability3  95.0%    99.8%  MW in operation4  343    300    FY 2019    FY 2018  Availability5  100%    99.9%  Miles in operation  1,166    1,152  3,058  2,318

 CASH FLOWStable Operating Cash Flow  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 29).Includes proceeds for $22.2 million and $72.6 million in 2019 and 2018 respectively, related to the amounts received by Solana in relation to the consent with the DOE. Consolidated cash as of December 31, 2019 decreased by $68.7 million vs December 31, 2018 including FX translation differences of $(3.9) million.  Full Year  US $ in millions       2019    2018  Further Adjusted EBITDA incl. unconsolidated affiliates1      821.6    858.7  Share in Further Adjusted EBITDA of unconsolidated affiliates      (10.4)    (8.1)  Net interest and income tax paid      (299.5)    (333.5)  Variations in working capital       (113.4)    (18.3)  Non-monetary adjustments and other      (34.7)    (97.7)  OPERATING CASH FLOW      363.6    401.0                          INVESTING CASH FLOW2      (118.2)    (14.9)  FINANCING CASH FLOW       (310.2)    (405.2)  Net change in consolidated cash3      (64.8)    (19.0)

Q4 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Conservative Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of Dec. 31, **2019**	As of Dec. 31, **2018**
Corporate Net Debt[2]	657.8	577.4
Project Net Debt[3]	4,355.6	4,566.3

2.9x

Corporate net debt / CAFD pre corporate debt service[4]

>$200 million

Project net debt reduction

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Yield Plc is the primary obligor minus cash and cash equivalents held at Atlantica Yield plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by 2019 CAFD for the year before corporate debt service.

9

 Sustainable Infrastructure  2. Strategic Update  Sustainable Infrastructure

Q4 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HIGHLIGHTS

Accretive Growth Strategy Update

Growth Strategy

A Strong Identified Investment Pipeline

- Strong pipeline of identified potential investment opportunities
- We continue to target potential equity growth investments of $200 - $300 million per annum

Accretive Investment: Option to buy Solana's tax equity investor in 2020

- Atlantica's potential investment expected to be ~ $300M[1]
- Double-digit CAFD yield[2] from H2'20
- Strong access to capital sources to fund the investment:
  - >$400 million of corporate liquidity available
  - Bridge debt financing under negotiation, in addition to a potential project debt refinancing in Spain
  - Conservative corporate leverage ratio provides flexibility to temporarily increase use of debt in 2020

Financial Optimization

Increased CAFD from refinancings

- Corporate debt: Pricing of private placement; expected to refinance 2017 NIFA[2] achieving significant CAFD improvements[3] from 2021
- Project debt: refinanced existing debt in ATN2 with ~$1 million per year CAFD improvement

ESG Focus

Sustainability, a Key Pillar in Our Strategy

- Improved Atlantica's ESG performance, awareness and ratings in 2019

(1) Final price will depend on the asset production in the 2020-2024 period, since it includes a performance earn-out based on the average annual net production of the asset for the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024.
(2) For the purposes of this transaction, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investment over the first 5-year period divided by the expected acquisition price. Double-digit CAFD yield estimation is subject to the asset achieving certain operating and financial parameters.
(3) 2017 NIFA refers to the senior secured note facility dated February 10, 2017, of €275 million.
(4) The refinancing of the 2017 NIFA is subject to and conditioned upon successful completion of the issuance of the new Green Senior Secured Notes by Atlantica on terms and conditions acceptable to it. We cannot guarantee that the 2020 Green Private Placement will close as expected or at all.

11

Q4 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

FINANCIAL OPTIMIZATION

Green Bond Priced to Refinance 2017 NIFA[1] with Improved Terms

The Green Bond Principles

New Green Senior Secured Notes

Issuer	Atlantica Yield Plc
Issuance	Green Senior Secured Notes to be subscribed by institutional investors
Amount	Euro equivalent of $320 million[1]
Interest	1.96% coupon
Expected Closing & Funding	April 2020
Maturity	6 years
Repayment	Bullet
Use of Proceeds	Expect to repay approx. $302 million of 2017 NIFA. Subject to final closing[2]

Green Bond aligned with 2018 Green Bond Principles (GBP) with a second party opinion from Sustainalytics

~3 year average tenor extension

Expected ~$10 million[3] improvement per annum starting in 2021

Natural hedge for CAFD generated in Euros

(1) EUR/USD exchange rate of 1.10 used to convert the EUR 290 million 2020 Green Private Placement.
(2) The refinancing of the 2017 NIFA is subject to and conditioned upon successful completion of the issuance of the new Green Senior Secured Notes by Atlantica on terms and conditions acceptable to it. We cannot guarantee that the 2020 Green Private Placement will close as expected or at all.
(3) Calculated as the difference between the annual cost of the €275 million 2017 NIFA, which is fully hedged with a swap that fixed the interest rate at 5.50%., and the expected annual cost of the new €290 Green Senior Secured Notes, which is expected to bear a cost of 1.96% upon successful completion of the issuance.

12

Q4 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

ESG FOCUS

Good Progress on our ESG Commitments

Improved 2019 ESG Ratings

SUSTAINALYTICS

9.7 ESG Risk Score "Negligible Risk"[1]

Performance	Rank	Percentile
Renewable Power Production	**1** out of 48	1st
Utilities	**1** out of 442	1st
Global Universe	**58** out of 12,228	1st

- Risk score improved versus last year
- "Negligible risk of experiencing material financial impacts" [1] from ESG factors
- "Strong management of material ESG issues"[1]

CDP DISCLOSURE INSIGHT ACTION

"B" rating "Taking Coordinated Action on Climate Issues"[1]

Reduction of GHG Emissions


14%
2018
2019

- **14% reduction** of GHG emissions
- Reporting **Scope 1, 2** and **3**
- **4.7** million tons of CO2 emissions **avoided**[2]

Improved Atlantica's ESG Awareness

- Signed our first **ESG-linked** financial guarantee line
- New **green bond** priced in Q1 2020
- Launched a **Safety App** for Atlantica's employees

(1) According to Sustanalytics ESG Risk Rating Summary Report dated February 12, 2020. For further information please see the report on our website.
(2) Calculated taking into account GHG emissions Scope 1 and 2 and energy generation of our power generation assets, both electric and thermal energy. The GHG Equivalences Calculator uses the Avoided Emissions and Generation Tool (AVERT) U.S. national weighted average CO^2 marginal emissions rate to convert reductions of Kilowatt-hours into avoided units of carbon dioxide emissions.

13

   DIVIDEND +11% DPS Growth   Dividends Declared1 - US $ per share  Quarterly dividends declared by the Board of Directors and paid during the following quarter.         +11%  +16%  Annualized DPS CAGR Achieved  Q4 2019 dividend of $0.41 per share or $1.64 annualizedGrowth of +11% vs Q4 2018  +11%  in the last 12 months  +15%  in the last 24 months      +15% CAGR

     FY 2020 GUIDANCEInitiating 2020E Guidance      2020E Guidance1  820  Range in $ Millions  870  Further Adjusted EBITDA incl. unconsolidated affiliates  -  Reflects 2020E expectations including full contribution from our Mojave project, for which the off-taker is PG&E. PG&E filed for reorganization under Chapter 11 of the Bankruptcy Code on January 29, 2019, at this point we do not have the certainty that the current contract will be honored by PG&E due to its current situation. It also assumes the closing of the acquisition of Solana tax equity investor in 2020. See “Disclaimer – Forward Looking Statements”. (See reconciliation of 2020E Guidance on page 32).    CAFD   200  225  -

 Sustainable Infrastructure  3. Appendix

 ESG Main Performance IndicatorsSustainability, a Key Pillar in Our Strategy  Social KPI’s      2019  2018    Percentage of Women over Total Number of Employees2  % of employees    26%  25%  100 bps increase  Women at Management Level  % of employees    20%  19%  -  Training1  # of hours/employee per year    49  57  -  Employee Performance Review  % of employees    100%  100%  -  Environmental KPI’s      2019  2018  Change  Scope 1 and 2 GHG Emissions  Thousands of tons of CO2e1    1,656  1,956  15% reduction  Scope 3 GHG Emissions  Thousands of tons of CO2e1    719  793  9% reduction  Revenue from Low-carbon Footprint Assets  USD Million    88%  87%  100 bps increase  Health & Safety KPI’s      2019  2018  Change  Total Recordable Incident Rate  # of total accidents in last 12m per 200k worked hours    1.2  1.5  22% reduction  Lost Time Incident Rate  # of accidents with leave in last 12m per 200K worked hours    0.3  0.5  39% reduction                    CO2e stands for carbon dioxide equivalent. Emissions are reported including CO2 and other greenhouse gases, according to the guidelines of the Greenhouse Gas (GHG) Protocol.Proforma 2018 for comparative purposes. It includes the number of employees of the U.S. O&M activities that were internalized in 2019.

 Strong Portfolio of Assets        Weighted Average Life  Project debt term  20  Represents weighted average years remaining as of December 31, 2019, and includes the acquisitions of new assets closed as of December 31, 2019.   (2) Regulation term in the case of Spain and Chile TL3.(3) Mini-perm structure: semiannually sculpted debt service payments using an underlying tenor of 15 years but with contractual legal maturity in 2028.  (4) Weighted average maturity of the different debt tranches.  3  3    PPAs with predefined prices for ~18 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in many assets (excluding ATN and ATS)    Tails in most assets after debt amortization  4  4  Year  Contract term2

 FINANCINGSelf-Amortizing Project Debt Structure  Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    >$1.1B planned debt reduction in the next 4 years

 Includes short-term financial investments. Exchange rates as of December 31, 2019 (EUR/USD = 1.1213) and December 31, 2018 (EUR/USD = 1.1467).Restricted cash is cash which is restricted generally due to requirements of project finance lenders.  US $ in millions2  As of Dec. 31,2019    As of Dec. 31,2018  Corporate cash at Atlantica  66.0    106.7  Existing available revolver capacity  341.0    105.0  Total Corporate Liquidity  407.0    211.7          Cash at project companies1  531.5    603.7   - Restricted3  373.6    375.3   - Other  157.9    228.4  LIQUIDITYStrong Liquidity Position1

 CORPORATE DEBT DETAILSCorporate Debt as of December 31, 2019  Exchange rates as of December 31, 2019 (EUR/USD = 1.1213).Amounts include principal amounts outstanding and interests to be paid in the short term.Total RCF limit of $425 million: $37.5 million with maturity in 2021 and $387.5 million in 2022.Other facilities include other credit lines and the commercial paper program issued in October 2019.NIFA means Note Issuance Facility Agreement. 2017 NIFA refers to the senior secured note facility dated February 10, 2017, of €275 million. 2019 NIFA refers to the senior secured note facility dated April 30, 2019, of Euro equivalent of $300 million.  US $ in millions1    Maturity    Amounts2  Credit Facilities  (2022 Revolving CF)  20223    81.9    (Other facilities) 4  2020    38.0  2017 NIFA5 (€ denominated)  (Note 1)  2022    101.3    (Note 2)  2023    100.5    (Note 3)  2024    100.5  2019 NIFA5(€ denominated)    2025    301.6  Total        723.8

Q4 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials (US $ in thousands)	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019
Revenues	**1,008,381**	**225,265**	**287,848**	**323,812**	**206,897**	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**
F.A. EBITDA margin (%)	*78.0%*	*79.8%*	*91.5%*	*83.7%*	*69.7%*	*81.5%*	*81.8%*	*80.9%*	*83.4%*	*75.1%*	*80.2%*
Further Adj. EBITDA incl. unconsolidated affiliates	**786,575**	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,255**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(7,265)	(1,832)	(2,071)	(2,183)	(2,024)	(8,110)	(2,017)	(2,043)	(3,062)	(3,229)	(10,351)
Further Adjusted EBITDA	**779,310**	**177,968**	**261,388**	**269,005**	**142,246**	**850,607**	**179,089**	**227,309**	**244,606**	**160,200**	**811,204**
Dividends from unconsolidated affiliates	3,003	-	-	4,432	-	4,432	-	-	26,945	3,498	30,443
Non-monetary items	(20,882)	(8,839)	(60,629)	(14,755)	(15,056)	(99,279)	(14,632)	(7,729)	(10,288)	(4,783)	(37,432)
Interest and income tax paid	(349,533)	(26,760)	(133,844)	(29,212)	(143,721)	(333,537)	(13,925)	(129,405)	(24,339)	(131,845)	(299,514)
Principal amortization of indebtedness net of new indebtedness at projects	(209,742)[4]	(17,647)[4]	(71,028)	(13,025)	(127,947)	(229,647)	(15,176)	(93,935)	(22,115)	(123,568)	(254,794)
Deposits into/withdrawals from debt service accounts	(28,386)	(21,720)	9,122	(24,388)	6,149	(30,837)	24,935	22,692	(44,216)	(1,692)	1,719
Change in non-restricted cash at project companies	(20,992)	(68,031)	94,448	(92,027)	95,596	29,986	(59,447)	68,101	(53,753)	115,626	70,527
Dividends paid to non-controlling interests	(4,638)	-	(6,787)	(2,958)	-	(9,745)	-	(5,105)	(18,978)	(5,156)	(29,239)
Changes in other assets and liabilities	22,428	8,060	(45,963)	(54,344)	81,815	(10,433)	(55,725)	(32,546)	(52,133)	37,765	(102,639)
Cash Available For Distribution (CAFD)	**170,568**[3]	**43,031**	**46,706**	**42,728**	**39,082**	**171,547**	**45,119**	**49,382**	**45,729**	**50,045**	**190,275**
Dividends declared[1]	111,241	32,070	34,074	36,078	37,080	139,302	39,625	40,641	41,657	41,657	163,579
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	101,601,662	101,601,662	101,601,662	101,601,662
DPS (in $ per share)	**1.11**	**0.32**	**0.34**	**0.36**	**0.37**	**1.39**	**0.39**	**0.40**	**0.41**	**0.41**	**1.61**
Debt details (US $ in millions)											
Project debt	5,475.2	5,533.8	5,218.8	5,214.7	5,091.1	5,091.1	5,076.4	4,997.4	4,931.3	4,852.3	4,852.3
Project cash	(520.9)	(604.5)	(504.9)	(609.6)	(524.8)	(524.8)	(546.7)	(469.0)	(568.5)	(496.8)	(496.8)
Net project debt	**4,954.3**	**4,929.3**	**4,713.9**	**4,605.1**	**4,566.3**	**4,566.3**	**4,529.6**	**4,528.4**	**4,362.8**	**4,355.6**	**4,355.6**
Corporate debt	643.1	657.3	639.0	641.8	684.1	684.1	697.5	689.6	686.4	723.8	723.8
Corporate cash	(148.5)	(151.4)	(152.3)	(135.1)	(106.7)	(106.7)	(107.9)	(107.0)	(73.2)	(66)	(66)
Net corporate debt	**494.6**	**505.9**	**486.8**	**506.7**	**577.4**	**577.4**	**589.7**	**582.6**	**613.2**	**657.8**	**657.8**
Total net debt	**5,448.9**	**5,435.2**	**5,200.6**	**5,111.8**	**5,143.6**	**5,143.6**	**5.119.3**	**5,111.0**	**4,976.0**	**5,013.3**	**5,013.3**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.3x**	**2.3x**	**2.2x**	**2.3x**	**2.7x**	**2.7x**	**2.5x**	**2.5x**	**2.7x**	**2.9x**	**2.9x**

(1) Dividends are paid to shareholders in the quarter after they are declared.
(2) Ratios presented are the ratios shown on each earnings presentations.
(3) Includes compensation from our preferred equity investment in Brazil ($10.4M).
(4) Excludes Solana debt repayments with proceeds received from Abengoa $52.5M in March 2018 and $42.5M in December 2017.

22

Q4 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue (US $ in thousands)	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q 19	FY 2019
by Geography											
NORTH AMERICA	332,705	61,781	110,534	122,309	62,553	357,177	60,441	104,095	109,378	59,052	332,965
SOUTH AMERICA	120,797	29,536	30,345	31,928	31,405	123,214	33,493	35,597	36,671	36,447	142,207
EMEA	554,879	133,948	146,969	169,576	112,938	563,431	127,518	143,646	147,325	117,790	536,280
by Business Sector											
RENEWABLES	767,226	167,225	224,988	259,922	141,422	793,557	156,817	223,269	229,742	151,261	761,090
EFFICIENT NAT. GAS	119,784	28,387	33,050	33,918	35,444	130,799	34,009	27,689	31,193	29,390	122,281
TRANSMISSION	95,096	23,840	24,063	24,018	24,076	95,998	24,867	26,231	25,926	26,429	103,453
WATER	26,275	5,813	5,747	5,955	5,954	23,468	5,759	6,149	6,511	6,209	24,629
Total Revenue	**1,008,381**	**225,265**	**287,848**	**323,813**	**206,896**	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**

Further Adj. EBITDA incl. unconsolidated affiliates	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019
by Geography											
NORTH AMERICA	282,328	60,247	94,411	117,498	36,591	308,748	50,870	96,293	108,198	51,881	307,242
	84.9%	97.5%	85.4%	96.1%	58.5%	86.4%	84.2%	92.5%	98.9%	88.8%	92.3%
SOUTH AMERICA[1]	108,766	24,180	25,067	26,987	23,999	100,233	28,212	29,252	30,293	27,589	115,346
	90.0%	81.9%	82.6%	84.5%	76.4%	81.3%	84.2%	82.2%	82.6%	75.6%	81.1%
EMEA	395,481	95,373	143,979	126,703	83,681	449,736	102,024	103,807	109,177	83,959	398,968
	71.3%	71.2%	98.0%	74.7%	74.1%	79.8%	80.0%	72.3%	74.1%	71.3%	74.4%
by Business Sector											
RENEWABLES	569,193	131,434	213,952	220,529	98,514	664,429	123,484	177,910	192,168	110,517	604,079
	74.2%	78.6%	95.1%	84.8%	69.7%	83.7%	78.7%	79.7%	83.6%	73.1%	79.4%
EFFICIENT NAT. GAS	106,140	23,330	23,652	24,742	22,134	93,858	30,476	23,826	27,983	26,915	109,200
	88.6%	82.2%	71,.6%	72.9%	62.4%	71.8%	89.6%	86.1%	89.7%	91.6%	89.3%
TRANSMISSION[1]	87,695	19,837	20,463	20,148	18,014	78,463	21,650	21,936	21,548	20,524	85,658
	92.2%	83.2%	85.0%	83.9%	74.8%	81.7%	87.1%	83.6%	83.1%	77.6%	82.7%
WATER	23,547	5,199	5,392	5,769	5,608	21,967	5,496	5,680	5,969	5,473	22,619
	89.6%	89.4%	93.8%	96.9%	94.2%	93.6%	95.4%	92.4%	91.7%	88.1%	91.8%
Total Further Adj. EBITDA incl. unconsolidated affiliates[1]	**786,575**	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,556**
	78.0%	79.8%	91.5%	83.7%	69.7%	82.3%	81.8%	80.9%	82.5%	76.6%	81.2%

23

(1) Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates. Additionally, it includes the dividend from our preferred equity investment in Brazil (or its compensation) of $10.4M in Q1 2017.

Q4 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019
RENEWABLES	(MW)	1,442	1,446	1,446	1,446	1,496	1,496	1,496	1,496	1,496	1,496	1,496
EFF. NATURAL GAS[2]	(electric MW)	300	300	300	300	300	300	300	300	343	343	343
TRANSMISSION	(Miles)	1,099	1,099	1,099	1,099	1,152	1,152	1,152	1,152	1,152	1,166	1,166
WATER	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5

Production / Availability		FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019
RENEWABLES[3]	(GWh)	3,167	507	939	1,109	504	3,058	581	1,071	1,048	536	3,236
EFFICIENT NATURAL GAS[4]	(GWh)	2,372	547	554	613	603	2,318	383	483	615	694	2,090
	(electric availability %)[5]	100.5%	97.9%	99.3%	101.3%	100.9%	99.8%	87.1%	89.9%	101.5%	101.4%	95.0%
TRANSMISSION	(availability %)[6]	97.9%	100.0%	99.9%	100.0%	99.8%	99.9%	99.9%	100.0%	99.9%	100%	100%
WATER	(availability %)[7]	101.8%	99.1%	102.6%	103.7%	102.5%	102.0%	99.8%	100.6%	103.6%	100.1%	101.2%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Includes 30% share of the investment in Monterrey since August 2, 2019.
(3) Includes curtailment in wind assets for which we receive compensation.
(4) Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in Q1 2019 and Q2 2019, which occurs periodically. GWh produced in the third and fourth quarter of 2019 also includes 30% production from Monterrey since August 2019.
(5) Electric availability refers to operational MW over contracted MW with PEMEX.
(6) Availability refers to actual availability adjusted as per contract.
(7) Availability refers to actual availability divided by contracted availability.

24

       FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  3Q19  4Q19  FY 2019                                    US     27.0%    18.8%  39.9%  38.9%  15.0%  28.2%    15.2%  39.8%  35.2%  16.3%  26.6%   Spain     21.8%    8.8%  20.8%  30.6%  7.3%  16.9%    12.1%  26.7%  27.2%  6.7%  18.2%   Kaxu    24.9%    36.9%  27.6%  29.9%  50.0%  36.0%    48.7%  27.8%  27.5%  45.4%  37.3%                                WIND2 Uruguay     37.0%    31.2%  34.5%  42.3%  40.7%  37.2%    33.0%  36.3%  40.9%  38.0%  37.2%  SOLAR      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.

Q4 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90% Denominated in USD

SECTOR



- 69% Renewable
- 15% Transmission & Transport.
- 13% Efficient Natural Gas
- 3% Water

GEOGRAPHY



- 45% North America
- 35% Europe
- 12% South America
- 8% RoW

~ **90%** of long-term interest rates in projects are fixed or hedged[2]

(1) Based on CAFD estimates for the 2020-2024 period, including the acquisitions announced. See "Disclaimer – Forward Looking Statements".
(2) Including the effect of currency swap agreements.

26

Q4 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of December 31, 2019	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%[2]	USA (Arizona)	280 MW	APS	A-/A2/A-	24	USD
	Mojave		100%	USA (California)	280 MW	PG&E	D/WR/WD	20	USD
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	18/17	EUR[4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	17/17	EUR[4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	12/14	EUR[4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	17/17	EUR[4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	18/18	EUR[4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	15/15/16	EUR[4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	19/19	EUR[4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	16	EUR
	Kaxu		51%	South Africa	100 MW	Eskom	BB/Baa3/BB+[3]	15	ZAR
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	14	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	15	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	16	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB+/A3/BBB+	13	USD
EFFICIENT NATURAL GAS	ACT		100%	Mexico	300 MW	Pemex	BBB+/Baa3/BB+	13	USD[5]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	19	USD[5]
ELECTRICAL TRANSMISSION	ATN		100%	Peru	379 miles	Peru	BBB+/A3/BBB+	21	USD[5]
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	24	USD[5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	13	USD[5]
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	15/15	USD[5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB+/Baa2 /BBB+	18	USD[5]
	Chile TL3		100%	Chile	50 miles	CNE	A+/A1/A	Regulated	USD[5]
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	14	USD[5]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	18	USD[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of February 27, 2020.
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(3) For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.

27

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

Q4 2019 Earnings Presentation

RECONCILIATION

Atlantica Sustainable Infrastructure

Reconciliation of **Cash Available For Distribution** and **Further Adjusted EBITDA** to **Profit/(loss) for the period** attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended December 31, 2019	For the three-month period ended December 31, 2018	For the twelve-month period ended December 31, 2019	For the twelve-month period ended December 31, 2018
Profit/(loss) for the period attributable to the Company	**$ 1,303**	**$ (78,916)**	**$ 62,135**	**$ 41,596**
Profit attributable to non-controlling interest	4,925	3,845	12,473	13,673
Income tax	(16,029)	(16,409)	30,950	42,659
Share of loss/(profit) of associates carried under the equity method	(3,576)	(541)	(7,457)	(5,231)
Financial expense, net	97,711	115,369	402,348	395,213
Operating profit	**$ 84,334**	**$ 23,348**	**$ 500,449**	**$ 487,910**
Depreciation, amortization, and impairment charges	75,866	(118,898)	310,755	362,697
Further Adjusted EBITDA	**$ 160,200**	**$ 142,246**	**$ 811,204**	**$ 850,607**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	3,229	2,024	10,351	8,110
Further Adjusted EBITDA including unconsolidated affiliates[1]	**$ 163,429**	**$ 144,270**	**$ 821, 555**	**$ 858,717**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(3,229)	(2,024)	(10,351)	(8,110)
Dividends from equity method investments	3,498	-	30,443	4,432
Non-monetary items	(4,783)	(15,057)	(37,432)	(99,280)
Interest and income tax paid	(131,845)	(143,721)	(299,514)	(333,537)
Principal amortization of indebtedness	(123,568)	(127,947)	(254,794)	(229,647)
Deposits into/ withdrawals from restricted accounts	(1,692)	6,149	1,719	(30,837)
Change in non-restricted cash at project level	115,626	95,596	70,527	29,986
Dividends paid to non-controlling interests	(5,156)	-	(29,239)	(9,745)
Changes in other assets and liabilities	37,765	81,815	(102,639)	(10,433)
Cash Available For Distribution	**$ 50,045**	**$ 39,082**	**$ 190,275**	**$ 171,546**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

29

 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended December 31,          For the twelve-month period ended December 31,           2019     2018      2019     2018                      Net cash provided by operating activities    $ 42,145     $ 62,710       $ 363,581     $ 401,043   Net interest and income tax paid     131,845     143,721      299,514    333,537  Variations in working capital     (18,699)     (78,676)      113,351    18,354  Other non-cash adjustments and other    4,909     14,491      34,758    97,673  Further Adjusted EBITDA    $ 160,200      $ 142,246      $ 811, 204     $ 850,607  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    3,229     2,024      10,351    8,110  Further Adjusted EBITDA including unconsolidated affiliates1    $ 163,429     $ 144,270      $ 821,555    $ 858,717  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

Q4 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

RECONCILIATION

Reconciliation of Further Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

(in thousands of U.S. dollars)	For the three-month period ended December 31, 2019	For the three-month period ended December 31, 2018	For the twelve-month period ended December 31, 2019	For the twelve-month period ended December 31, 2018
Revenue	**$ 213,289**	**$ 206,897**	**$ 1,011,452**	**$ 1,043,822**
Profit/(loss) for the period attributable to the Company	**$ 1,303**	**$ (78,916)**	**$ 62,135**	**$ 41,596**
Profit attributable to non-controlling interest	4,925	3,845	12,473	13,673
Income tax	(16,029)	(16,409)	30,950	42,659
Share of loss/(profit) of associates carried under the equity method	(3,576)	(541)	(7,457)	(5,231)
Financial expense, net	97,711	115,369	402,348	395,213
Operating profit	**$ 84,334**	**$ 23,348**	**$ 500,449**	**$ 487,910**
Operating profit margin	**39.5%**	**11.3%**	**49.5%**	**46.7%**
Depreciation, amortization, and impairment charges	35.6%	57.5%	30.7%	34.8%
Further Adjusted EBITDA margin	**75.1%**	**68.8%**	**80.2%**	**81.5%**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	1.5%	0.9%	1.0%	0.8%
Further Adjusted EBITDA Margin including unconsolidated affiliates[1]	**76.6%**	**69.7%**	**81.2%**	**82.3%**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

31

RECONCILIATIONReconciliation of 2020 Guidance for Further Adjusted EBITDA including unconsolidated affiliates to CAFD   (in millions of U.S. dollars)    Guidance1       2020E        Further Adjusted EBITDA including unconsolidated affiliates    820 – 870  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    (12)  Dividends from unconsolidated affiliates    0 – 10  Non-monetary items    (13) – (20)  Interest and income tax paid    (325) – (350)  Principal amortization of indebtedness    (270) – (285)  Changes in other assets and liabilities and change in available cash at project level    0 – 12  Cash Available For Distribution    200 – 225  The forward-looking measures of 2020 Further Adjusted EBITDA and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of loss/(profit) of associates carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)